Exhibit 21.1

Subsidiaries of Achronix Semiconductor Corporation

Name	Jurisdiction of Incorporation
Achronix Operating Corporation	Delaware
Achronix Semiconductor International Corporation	Delaware
Achronix Semiconductor (India) Private Ltd.	India
Nexelogix Hong Kong Limited	Hong Kong
Shenzhen Nexelogix Technology Co. Ltd.	China